#

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period __March 2004 _____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated March 17, 2004

2.

News Release dated March 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: April 22, 2004	Signed: /s/ Simon Ridgway President and Director

RADIUS EXPLORATIONS LTD. 830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2004-03

March 17, 2004

Radius granted key concessions covering the El Pavon discovery in Nicaragua

Vancouver, March 17, 2004:  Radius Explorations Ltd (“Radius”) is pleased to announce the granting of key mineral concessions covering and surrounding its promising El Pavon epithermal gold discovery in central Nicaragua.

The Ministerio de Fomento Industria y Comercio de Nicaragua (the Ministry for Promotion of Industry and Commerce) in Managua has granted three key concessions - the Geminis, Natividad and El Milagro II totaling 91,363 hectares - which cover the El Pavon discovery in central Nicaragua.

The El Pavon low sulphidation epithermal vein system was discovered by Radius in 2003.  The veins are hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs.  Two veins – named Pavon North and Pavon Central having a combined strike length of over 3km - were initially located within a 5 km by 2.5 km area (see map on Radius’s web site: www.radiusgold.com).  The veins show good consistency over the identified strike length.

Pending granting of the license, Radius’s initial work was restricted to shallow hand trenches and sampling of existing outcrop and road cuts, which returned best sections of 8.4 m @ 21.7 g/t gold including 4.9 m @ 34.7 g/t gold from Pavon Central, and 16m @ 7.1 g/t Au including 8m @ 12.1 g/t Au from Pavon North (see Radius News Release 2003-12, September 2, 2003).

The recent approval allows Radius to commence a systematic trenching program on the Pavon veins to better define the grade-thickness of the ore shoots, with drilling expected to start in the second quarter of this year.  In addition, remote sensing work has identified what are believed to be key regional structural controls on the Pavon vein mineralization and further ground is currently being acquired to ensure that the extensions of these structures fall within concessions that are 100% owned by Radius.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

39.7-million

       “signed”

Simon Ridgway, President

RADIUS EXPLORATIONS LTD. 830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2004-04

March 30, 2004

Radius Closes Acquisition of Tambor Interest

Vancouver, March 30, 2004:  Radius Explorations Ltd. is pleased to announce the completion of its acquisition of all of Gold Fields’ interest in the Tambor Joint Venture located in Central Guatemala. Radius now owns a 100% interest in the Tambor Properties. In consideration therefor, the Company has issued 1,300,000 common shares to Gold Fields, such shares having a hold period until June 17, 2004.

Background

The Tambor Joint Venture (originally 55% Gold Fields / 45% Radius) was formed in 2001 to explore a 25 kilometer long belt of gold mineralization located on the south side of the Motagua fault zone, a regional structure that forms part of the collision boundary between the Caribbean and North American tectonic plates.  The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and advanced by Gold Fields over the past two years.  As the operator of the joint venture, Gold Fields significantly increased the land holdings and made several new gold discoveries in this belt.

Tambor contains 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources, according to the independent resource estimate prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado. Significantly, there are at least 2 major gold-in-soil anomalies with associated anomalous rock samples that have yet to be drill tested. Accordingly, CAM states that “it is considered likely that the current resource (at Tambor) could be doubled or tripled or even more with a concerted drilling program”.

Qualified Person

The CAM report serves as an independent report prepared by a Qualified Person as defined by the National Instrument 43-101P.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000.  George A. Armbrust, PhD., a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903), is the Qualified Person responsible for the preparation of the technical report.

#

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

39.7-million

       “signed”

Simon Ridgway, President